BTQ Technologies Files a Form 40-F Registration Statement

Vancouver, British Columbia, August 8, 2025 - BTQ Technologies Corp. ("BTQ" or the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that it filed today a Form 40-F Registration Statement ("Form 40-F") with the United States Securities and Exchange Commission (the "SEC"), in connection with its application to list its common shares ("Shares") on the Nasdaq Capital Market (the "Nasdaq").

The listing of the Company's Shares on the Nasdaq remains subject to the approval of the Nasdaq Stock Market LLC and the satisfaction of all applicable listing and regulatory requirements, including the Form 40-F being declared effective by the SEC. The Company will continue to maintain the listing of its Shares on the Cboe Canada Exchange.

The Company will provide updates on its progress as additional information becomes available.

About BTQ

BTQ Technologies Corp. (Cboe CA: BTQ | FSE: NG3 | OTCQX: BTQQF) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, the continued listing on Cboe Canada, the completion of the Nasdaq listing and the filing and effectiveness of the Form 40-F Registration Statement. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the Nasdaq listing not being completed; the SEC not declaring the Form 40-F effective, the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any forward-looking information or forward-looking statements, except in accordance with applicable securities laws.